Exhibit 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$(348)	$1,887	$1,157	$957	$878
Add (Deduct)
Fixed Charges	136	109	134	134	99
Capitalized Interest	(45)	(33)	(17)	(13)	(9)
Distributed Income From Equity Investees	92	221	227	37	60
Earnings as Defined	$(165)	$2,184	$1,501	$1,115	$1,028

Net Interest Expense	84	69	113	117	87
Capitalized Interest	45	33	17	13	9
Interest Portion of Rental Expense	7	7	4	4	3
Fixed Charges as Defined	$136	$109	$134	$134	$99

Ratio of Earnings to Fixed Charges	-	20.0	11.2	8.3	10.4

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$(301)	-	-	-	-